November 29, 2004

By U.S. Mail and Facsimile [ (702) 263 - 5636 ]

Mr. Robert L. Saxton
  Chief Financial Officer
ALLIANCE GAMING CORPORATION
6601 S. Bermuda Road
Las Vegas, Nevada  89119

	Re:	Alliance Gaming Corporation
Supplemental response letter dated November 5, 2004 regarding the Form 10-K for June 30, 2004, and the Form 10-Q for September 30, 2004
		File No. 1-31558

Dear Mr. Saxton:

	We have reviewed your supplemental response letter to us dated November 5, 2004 in response to our letter of comment dated October 12, 2004, along with the September 30, 2004 Quarterly Report on Form 10-Q, and have the following comments. We have limited our review to the financial statements and other disclosure matters included within these documents. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

	Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your supplemental response should be submitted in electronic form, under the label
"corresp", within ten (10) business days from the date of this letter.



November 29, 2004

Robert L. Saxton
Alliance Gaming Corporation
Page 2


FORM 10-K (Fiscal Year Ended June 30, 2004)

Financial Statements
Note 1. Summary of Significant Accounting Policies and Description of
Business
Revenue Recognition, page F-8

1. We note your response to prior comment 11. In future filings please include the first and third, along with the first half of the second sentence of your response.


FORM 10-Q (Quarter Ended September 30, 2004)

Note 3. Discontinued Operations, page 8

2. Supplementally tell us more about the events and circumstances relating to the patent infringement case filed by Action Gaming and International Game Technology and described on page 9. Tell us when this lawsuit was initially filed, quantify the nature and amount of damages sought by the plaintiffs and describe the progress and status of the litigation prior to the recent jury verdict. Do you intend to appeal the verdict? Why or why not? Upon what date was the verdict reached? Were you the defendant or are you indemnifying the purchaser of UCMC?

3. Tell us where this case was disclosed in your previously filed reports. In this regard, if no accrual is made for a loss contingency, disclosure is required when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. Refer to paragraph 10 of SFAS 5 for guidance.

4. If you have entered into indemnification agreements in connection with any of your recent divestitures, please supplementally describe the nature and terms of these agreements. Indicate the maximum potential amount of future payments to which you may be subject under each such agreement.

5. Refer to the final paragraph under Footnote 12 to the financial statements included in your Form 10-K for the fiscal year ended June 30, 2004. In future filings, please revise your note to clearly indicate, if true, that you do not believe the outcome of the litigation will have a material adverse impact upon the financial statements taken as a whole (or upon financial position, results of operations and liquidity).





November 29, 2004

Robert L. Saxton
Alliance Gaming Corporation
Page 3


Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division
of Corporation Finance in our review of your           filing or in
response to our comments on your filing.


Closing

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 942-1912, or Ms. Margery Reich, Senior Staff Accountant, at (202) 942-1839, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1995 with any other questions.

Sincerely,



							David Humphrey
							Accounting Branch Chief